Copernic Inc. receives NASDAQ Notice

Montreal, Canada - June 17, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company specializing in internet, desktop and mobile search products, announced that it received on June 16, 2008 a notice from NASDAQ Listing Qualifications.

The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock has closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company will be provided 180 calendar days, or until December 15, 2008 to regain compliance. If, at anytime before December 15, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff will provide written notification that it complies with the Rule.

If compliance with this Rule cannot be demonstrated by December 15, 2008, NASDAQ Staff will determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. If it meets the initial listing criteria, NASDAQ Staff will notify the Company that it has been granted an additional 180 calendar day compliance period.

If the Company is not eligible for an additional compliance period, NASDAQ Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”).

In addition, an indicator will be broadcast over NASDAQ’s market data dissemination network noting the Company’s non-compliance. The indicator will be displayed with quotation information related to the Company’s securities on Nasdaq.com, NasdaqTrader.com and by other third-party providers of market data information. Also, a list of all non-compliant NASDAQ companies and the reason(s) for such non-compliance is posted on NASDAQ’s website at www.nasdaq.com. The Company will be included in this list commencing five business days from the date of this letter.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over one billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Daniel Bertrand
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682 #118
Telephone Local:  (514) 908-4318
Email:  dbertrand@copernic.com
Website:  www.copernic-inc.com